Exhibit 99.1

Xunlei Announces Unaudited Fourth Quarter and Full Year 2025 Financial Results

Shenzhen, China, March 12, 2026 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights:

●	Total revenues were US$143.3 million, representing an increase of 70.0% year-over-year.

●	Subscription revenues were US$42.1 million, representing an increase of 22.4% year-over-year.

●	Live-streaming and other internet value-added services (“Live-streaming and other IVAS”) revenues were US$55.1 million, representing an increase of 102.8% year-over-year.

●	Cloud computing revenues were US$46.1 million, representing an increase of 102.7% year-over-year.

●	Gross profit was US$61.7 million, representing an increase of 41.5% year-over-year, and gross profit margin was 43.0% in the fourth quarter, compared with 51.7% in the same period of 2024.

●	Net loss was US$228.9 million in the fourth quarter, compared with net loss of US$9.9 million in the same period of 2024.

●	Non-GAAP net income[1] was US$4.8 million in the fourth quarter, compared with non-GAAP net income of US$11.3 million in the same period of 2024.

●	Diluted loss per ADS was US$3.64 in the fourth quarter, compared with diluted loss per ADS of US$0.16 in the same period of 2024.

●	Non-GAAP diluted earnings per ADS[2] were US$0.08 in the fourth quarter, compared with non-GAAP diluted earnings of US$0.18 in the same period of 2024.

Full Year 2025 Financial Highlights:

●	Total revenues were US$462.4 million, representing an increase of 42.5% from 2024.

●	Subscription revenues were US$154.8 million, representing an increase of 15.8% from 2024.

●	Live-streaming and other IVAS revenues were US$170.2 million, representing an increase of 97.5% from 2024.

●	Cloud computing revenues were US$137.4 million, representing an increase of 31.4% from 2024.

●	Gross profit was US$217.5 million, representing an increase of 29.8% from 2024, and gross profit margin was 47.0%, compared with 51.7% in the previous year.

●	Net income was US$1,047.6 million, compared with net income of US$0.7 million in the previous year.

●	Non-GAAP net income[1] was US$18.5 million, compared with non-GAAP net income of US$23.9 million in the same period of 2024.

●	Diluted earnings per ADS were US$16.56, compared with diluted earnings per ADS of US$0.02 in the previous year.

●	Non-GAAP diluted earnings per ADS[2] were US$0.30, compared with non-GAAP diluted earnings per ADS of US$0.38 in the previous year.

1 Non-GAAP net income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)” set forth at the end of this press release.

2 Non-GAAP earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)” set forth at the end of this press release.

“We finished 2025 with strong financial performance in the fourth quarter. Q4 revenue totaled $143.3 million, exceeding the high end of our guidance and representing a remarkable 70.0% increase year over year. This growth was broad-based across all core businesses, driven in particular by our ongoing expansion in the overseas audio live-streaming market,” commented by Mr. Jinbo Li, Chairman and CEO of Xunlei

“Looking ahead, we believe 2026 will be a pivotal year for Xunlei—a strategic inflection point for our future development. With a more streamlined business portfolio, Xunlei will focus on delivering internet pan-entertainment products and services to individual consumers. Moving forward, we plan to leverage our technical expertise and strong balance sheet to pursue synergistic growth opportunities across our businesses, strengthen our overall competitiveness, and deliver long-term value to our shareholders,” Mr. Li concluded.

Fourth Quarter 2025 Financial Results

Total Revenues

Total revenues were US$143.3 million, representing an increase of 70.0% year-over-year. The increase in total revenues was mainly attributable to the increase in our revenues from cloud computing and live-streaming businesses.

Revenues from subscription were US$42.1 million, representing an increase of 22.4% year-over-year. The increase in subscription revenues was mainly driven by the increase in demand for our subscription services.

Revenues from live-streaming and other IVAS were US$55.1 million, representing an increase of 102.8% year-over-year. The increase was mainly due to the growth of our overseas audio live-streaming businesses as well as advertising business mainly as a result of the acquisition of Hupu.

Revenues from cloud computing were US$46.1 million, representing an increase of 102.7% year-over-year. The increase in cloud computing revenues was mainly due to the increased demand from major customers for our cloud computing services.

Costs of Revenues

Costs of revenues were US$80.8 million, representing 56.4% of our total revenues, compared with US$40.4 million, or 47.9% of the total revenues, in the same period of 2024. The increase in costs of revenues was mainly attributable to the increase in revenue-sharing costs for our live-streaming business and higher demand of our cloud computing business, which led to additional costs in bandwidth.

Bandwidth costs, as included in costs of revenues, were US$46.0 million, representing 32.1% of our total revenues, compared with US$23.9 million, or 28.3% of the total revenues, in the same period of 2024. The increase was primarily due to the increased demand for our cloud computing services during the quarter.

The remaining costs of revenues mainly consisted of the costs related to the revenue-sharing from our live-streaming business and payment handling charges.

Gross Profit and Gross Profit Margin

Gross profit for the fourth quarter of 2025 was US$61.7 million, representing an increase of 41.5% year-over-year. Gross profit margin was 43.0% in the fourth quarter, compared with 51.7% in the same period of 2024. The increase in gross profit was mainly driven by the increased gross profit from our subscription and overseas audio live-streaming businesses. The decrease in gross profit margin was mainly attributable to the increased proportion of revenues from our overseas audio live-streaming and cloud computing businesses, which have lower gross profit margins, and the decreased proportion of subscription revenues in the Company’s total revenues, which has a higher gross profit margin.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$21.9 million, representing 15.3% of our total revenues, compared with US$18.7 million, or 22.2% of our total revenues, in the same period of 2024. The increase was primarily due to increased labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$23.2 million, representing 16.2% of our total revenues, compared with US$12.5 million, or 14.8% of our total revenues, in the same period of 2024. The increase was primarily due to the expansion of our marketing campaign and related expenses incurred for our subscription and overseas audio live-streaming businesses.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$12.4 million, representing 8.6% of our total revenues, compared with US$12.1 million, or 14.4% of our total revenues, in the same period of 2024. The increase was primarily due to increased litigation-related expenses incurred during the quarter.

Impairment of Goodwill

An impairment of goodwill of US$20.7 million was identified and recorded in the fourth quarter of 2024, primarily due to a significant decline in the revenue growth of our cloud computing business in late 2024.

Operating Income/(Loss)

Operating income was US$4.7 million, compared with operating loss of US$20.5 million in the same period of 2024. The increase in operating income was primarily attributable to the absence of goodwill impairment incurred in the same quarter of 2024.

Other (Losses)/Income, Net

Other losses, net was US$232.6 million compared with other income, net of US$1.5 million in the same period of 2024. The decrease was primarily due to the changes in the fair value of our long-term investment in Arashi Vision Inc., which completed its initial public offering in June 2025.

Net Loss and (Loss)/Earnings Per ADS

Net loss was US$228.9 million compared with net loss of US$9.9 million in the same period of 2024. The increase in net loss was primarily due to the increase in other losses, net as discussed above. Non-GAAP net income was US$4.8 million in the fourth quarter of 2025, compared with US$11.3 million in the same period of 2024.

Diluted loss per ADS in the fourth quarter of 2025 was US$3.64, compared with diluted loss per ADS of US$0.16 in the fourth quarter of 2024. Non-GAAP diluted earnings per ADS were US$0.08 in the fourth quarter, compared with non-GAAP diluted earnings of US$0.18 in the same period of 2024.

Cash Balance

As of December 31, 2025, the Company had cash, cash equivalents, and short-term investments of US$305.2 million, compared with US$284.1 million as of September 30, 2025. The increase was mainly due to the net cash inflow from operating activities and increase in proceeds from bank borrowings.

Full Year 2025 Financial Results

Total Revenues

Total revenues were US$462.4 million, representing an increase of 42.5% on a year-over-year basis. The increase in total revenues was mainly attributable to the increased revenues from all our businesses.

Revenues from subscription were US$154.8 million, representing an increase of 15.8% on a year-over-year basis. The increase was mainly due to the increased demand of our subscription services.

Revenues from live-streaming and other IVAS were US$170.2 million, representing an increase of 97.5% on a year-over-year basis. The increase in live-streaming and other IVAS was mainly due to the growth of our overseas audio live-streaming business as well as advertising business mainly as a result of the acquisition of Hupu.

Revenues from cloud computing were US$137.4 million, representing an increase of 31.4% on a year-over-year basis. The increase was mainly attributable to the increased demand for our cloud computing services.

Costs of Revenues

Costs of revenues were US$242.9 million, representing 52.5% of our total revenues, compared with US$155.6 million, or 48.0% of the total revenues, in 2024. The increase in costs of revenues was mainly due to the increased demand for our cloud computing services and increased revenue-sharing costs resulting from the expansion of our overseas audio live-streaming business.

Bandwidth costs, a major component of the costs of revenues, were US$142.8 million, representing 30.9% of our total revenues, compared with US$101.6 million, or 31.3% of the total revenues, in the previous year. The increase in bandwidth costs was mainly due to the increased demand for our cloud computing services, which was consistent with the increase in our cloud computing revenues.

The remaining costs of revenues mainly consisted of the costs related to the revenue-sharing costs for our live-streaming business and payment handling charges.

Gross Profit and Gross Profit Margin

Gross profit for the year was US$217.5 million, representing an increase of 29.8% on a year-over-year basis. Gross profit margin was 47.0%, compared with 51.7% in the previous year. The increase in gross profit was mainly driven by the increase in gross profit from our subscription and live-streaming businesses, partially offset by the decrease in gross profit from our cloud computing business. The decrease in gross profit margin was mainly attributable to the increased proportion of revenues from our overseas audio live-streaming and cloud computing businesses, which have lower gross profit margins, and a decreased proportion of subscription revenues in the Company’s total revenues, which has a higher gross profit margin.

Research and Development Expenses

Research and development expenses for the year were US$80.0 million, representing 17.3% of our total revenues, compared with US$71.6 million, or 22.1% of our total revenues, in the previous year. The increase was primarily due to the increased labor costs as compared with the previous year.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$86.3 million, representing 18.7% of our total revenues, compared with US$44.8 million, or 13.8% of our total revenues, in the previous year. The increase was primarily driven by the expansion of our marketing campaign and related expenses incurred for our subscription and live-streaming businesses and increased labor costs.

General and Administrative Expenses

General and administrative expenses for the year were US$44.9 million, representing 9.7% of our total revenues, compared with US$45.8 million, or 14.1% of our total revenues, in the previous year.

Impairment of Goodwill

An impairment of goodwill of US$20.7 million was identified and recorded in the fourth quarter of 2024, primarily due to a significant decline in the revenue growth of our cloud computing business in late 2024.

Operating Income/(Loss)

Operating income was US$6.6 million in 2025, compared with operating loss of US$15.7 million in the previous year. The increase in operating income was primarily attributed to the increase in gross profit during the year and absence of one-time impairment of goodwill that recorded at the end of 2024, as discussed above.

Other Income, Net

Other income, net was US$1,038.1 million in 2025 compared with US$9.2 million in the previous year. The increase was primarily due to fair value changes from our long-term investment in Arashi Vision Inc., which completed its initial public offering in June 2025.

Net Income and Earnings Per ADS

Net income was US$1,047.6 million in 2025, compared with net income of US$0.7 million in the previous year. The increase in net income was primarily driven by the increase in gross profit and other income during the year. Non-GAAP net income was US$18.5 million in 2025, as compared with US$23.9 million as the previous year.

Diluted GAAP earnings per ADS were US$16.56, compared with diluted earnings per ADS of US$0.02 in the previous year. Non-GAAP diluted earnings per ADS were US$0.30, compared with non-GAAP diluted earnings per ADS of US$0.38 in the previous year.

Cash Balance

As of December 31, 2025, the Company had cash, cash equivalents, and short-term investments of US$305.2 million, compared with US$287.5 million as of December 31, 2024. The increase in cash and cash equivalents was mainly attributed to the net cash inflow from operating activities and the increase in proceed from bank borrowings, partially offset by the payment for the acquisition of Hupu.

Share Repurchase Program

On June 4, 2024, Xunlei announced that its Board of Directors had authorized a new plan for the repurchase of up to US$20 million of its ADSs or common shares over the 12 months that followed. As of December 31, 2025, the Company had spent US$1.0 million for 434,939 ADSs within the year of 2025 and US$6.5 million in total on share repurchases under this share repurchase program since inception.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on March 12, 2026 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register-conf.media-server.com/register/BI2ab521e31d0e4199a07749b2c9df3e5e

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/utgxw7f7

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, impairment of goodwill, and fair value changes of long-term investments, which are not expected to result in future cash payments, may recur from period to period but are subject to significant market volatility, and which are not indicative of our core operating results and business outlook. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

The Company has not recast prior period non-GAAP measures in 2024 to exclude fair value changes of long-term investments, as such amounts in prior periods were immaterial and would not affect investors’ understanding of period-to-period comparisons.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2025	2024
	US$	US$
Assets

Current assets:
Cash and cash equivalents	157,020	177,329
Short-term investments	148,155	110,209
Accounts receivable, net	68,413	32,662
Inventories	403	1,255
Due from related parties	12,832	31,519
Prepayments and other current assets	12,850	10,058
Total current assets	399,673	363,032

Non-current assets:
Restricted cash	806	218
Long-term investments	1,070,596	30,599
Deferred tax assets	10,083	10,528
Property and equipment, net	54,784	55,430
Intangible assets, net	32,722	8,310
Goodwill	39,164	-
Due from a related party, non-current portion	19,826	-
Long-term prepayments and other assets	2,326	5,334
Operating lease assets	1,943	450
Total assets	1,631,923	473,901

Liabilities
Current liabilities:
Accounts payable	41,965	22,964
Due to related parties, current	8	17
Contract liabilities, current portion	43,107	39,936
Lease liabilities	487	253
Income tax payable	4,340	9,386
Accrued liabilities and other payables	81,334	52,093
Short-term bank borrowings and current portion of long-term bank borrowings	37,209	2,087
Total current liabilities	208,450	126,736

Non-current liabilities:
Contract liabilities, non-current portion	1,624	458
Lease liabilities, non-current portion	1,251	161
Deferred tax liabilities	6,138	1,154
Bank borrowings, non-current portion	38,413	27,127
Other long-term payables	3,530	480
Total liabilities	259,406	156,116

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 307,351,196 shares outstanding as at December 31, 2024; 375,001,940 issued and 314,277,001 shares outstanding as at December 31, 2025)	78	77
Additional paid-in-capital	480,133	477,244
Accumulated other comprehensive loss	(17,413)	(21,694)
Statutory reserves	9,687	8,718
Treasury shares (67,650,744 shares and 60,724,939 shares as at December 31, 2024, and December 31, 2025, respectively)	15	16
Retained earnings/(accumulated deficits)	900,991	(146,305)
Total Xunlei Limited's shareholders' equity	1,373,491	318,056
Non-controlling interests	(974)	(271)
Total liabilities and shareholders' equity	1,631,923	473,901

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of (Loss)/Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2025	2025	2024	2025	2024
	US$	US$	US$	US$
Revenues, net of rebates and discounts	143,276	126,394	84,302	462,410	324,405
Business taxes and surcharges	(777)	(464)	(313)	(1,982)	(1,265)
Net revenues	142,499	125,930	83,989	460,428	323,140
Cost of revenues	(80,829)	(65,387)	(40,416)	(242,886)	(155,567)
Gross profit	61,670	60,543	43,573	217,542	167,573

Operating expenses
Research and development expenses	(21,873)	(21,002)	(18,716)	(80,040)	(71,572)
Sales and marketing expenses	(23,245)	(25,847)	(12,461)	(86,260)	(44,842)
General and administrative expenses	(12,386)	(10,901)	(12,102)	(44,874)	(45,827)
Credit loss expenses, net	511	(66)	(75)	262	(288)
Impairment of goodwill	-	-	(20,748)	-	(20,748)
Total operating expenses	(56,993)	(57,816)	(64,102)	(210,912)	(183,277)

Operating income/(loss)	4,677	2,727	(20,529)	6,630	(15,704)
Interest income	511	640	1,173	3,262	4,892
Interest expense	(576)	(574)	(139)	(1,698)	(728)
Other (losses)/income, net	(232,596)	547,726	1,541	1,038,131	9,183
(Loss)/income before income taxes	(227,984)	550,519	(17,954)	1,046,325	(2,357)
Income tax (expense)/benefit	(914)	(469)	8,083	1,285	3,020
Net (loss)/income	(228,898)	550,050	(9,871)	1,047,610	663
		.
Less: net loss attributable to non-controlling interest	(121)	(202)	(97)	(655)	(552)
Net (loss)/income attributable to common shareholders	(228,777)	550,252	(9,774)	1,048,265	1,215

(Loss)/earnings per share for common shares
Basic	(0.7282)	1.7569	(0.0312)	3.3659	0.0038
Diluted	(0.7282)	1.7205	(0.0312)	3.3125	0.0038

(Loss)/earnings per ADS
Basic	(3.6410)	8.7845	(0.1560)	16.8295	0.0190
Diluted	(3.6410)	8.6025	(0.1560)	16.5625	0.0190

Weighted average number of common shares used in calculating continuing operations:
Basic	314,173,741	313,202,000	313,664,089	311,440,748	318,758,374
Diluted	314,173,741	319,827,505	313,664,089	316,458,713	319,146,281

Weighted average number of ADSs used in calculating continuing operations:
Basic	62,834,748	62,640,400	62,732,818	62,288,150	63,751,675
Diluted	62,834,748	63,965,501	62,732,818	63,291,743	63,829,256

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Year ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2025	2025	2024	2025	2024
	US$	US$	US$	US$	US$
GAAP operating income/(loss)	4,677	2,727	(20,529)	6,630	(15,704)
Share-based compensation expenses	1,209	1,037	390	3,840	2,453
Impairment of goodwill		-	20,748		20,748
Non-GAAP operating income	5,886	3,764	609	10,470	7,497
GAAP net (loss)/income	(228,898)	550,050	(9,871)	1,047,610	663
Share-based compensation expenses	1,209	1,037	390	3,840	2,453
Impairment of goodwill	-	-	20,748	-	20,748
Fair value changes of long-term investments	232,534	(545,835)	-	(1,032,989)	-
Non-GAAP net income	4,845	5,252	11,267	18,461	23,864
GAAP (loss)/earnings per share for common shares:
Basic	(0.7282)	1.7569	(0.0312)	3.3659	0.0038
Diluted	(0.7282)	1.7205	(0.0312)	3.3125	0.0038
GAAP (loss)/earnings per ADS:
Basic	(3.6410)	8.7845	(0.1560)	16.8295	0.0190
Diluted	(3.6410)	8.6025	(0.1560)	16.5625	0.0190
Non-GAAP earnings per share for common shares:
Basic	0.0158	0.0174	0.0362	0.0614	0.0766
Diluted	0.0158	0.0171	0.0362	0.0604	0.0765
Non-GAAP earnings per ADS:
Basic	0.0790	0.0870	0.1810	0.3070	0.3830
Diluted	0.0790	0.0855	0.1810	0.3020	0.3825
Weighted average number of common shares used in calculating:
Basic	314,173,741	313,202,000	313,664,089	311,440,748	318,758,374
Diluted	314,173,741	319,827,505	313,664,089	316,458,713	319,146,281
Weighted average number of ADSs used in calculating:
Basic	62,834,748	62,640,400	62,732,818	62,288,150	63,751,675
Diluted	62,834,748	63,965,501	62,732,818	63,291,743	63,829,256

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com